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Astris Energi Inc. · 6-K · For 8/19/04, On 8/19/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August 19, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.

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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________
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Astris Energi Inc. · 6-K · For 8/19/04, On 8/19/04 Document 1 of 1 · 6-K · Report of a Foreign Private Issuer ________________________________________________________________________________
The following are included in this report on Form 6-K:

		Sequential
Exhibit	Description	Page Number
1.	Press release, dated August 19, 2004	3.

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Astris Energi Inc. · 6-K · For 8/19/04, On 8/19/04 Document 1 of 1 · 6-K · Report of a Foreign Private Issuer ________________________________________________________________________________

EXHIBIT 1

ASTRIS PILOT PRODUCTION FACILITY ON SCHEDULE

MISSISSAUGA, ONTARIO, CANADA, August 19, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, today reported that construction of phase one of the pilot production plant designed to produce the new alkaline fuel cell POWERSTACKTM MC250 is on schedule. The pilot production plant is being built in the Czech Republic and should be complete within two weeks with production trials planned for September.

Following the review and update of earlier production blueprints, the layout of the facility was completed ahead of schedule. Construction of the dividing walls, and installation of services and other leasehold improvements went ahead in the March-April period. Major pieces of equipment are now being delivered. Various jigs, fixtures and single-purpose machinery were designed in Vlasim, Czech Republic, where the production plant is located, and in Astris’ Mississauga head office. Astris is taking all the necessary steps to keep the construction on schedule or, if possible, to accelerate it.

As previously announced, the pilot production project is being carried out under the direction of Claude L. Rivoire, a technical and management advisor with an excellent track record in industrial automation and factory management, and unique experience in the fuel cell industry since 1997.

“Once operational, phase one of pilot production will increase our production capacity ten-fold,” said Jiri Nor, President and CEO. “This pre-commercial stage of production will boost the availability of the POWERSTACK™ MC250 fuel cells and the 2.4kW model E8 Portable Power Generator, allowing us to fill current backorders and meet future sales demand. As well as generating revenue, the increased supply will enable Astris to deliver demonstration units to potential venture partners for evaluation.”

About Astris Energi
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC 250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Its Web site is www.astris.ca
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Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Anthony Durkacz
Vice President of Finance
Astris Energi Inc.
Phone: 905-608-2000
Fax:  905-608-8222
E-mail: adurkacz@astris.ca

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